United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs the Voisey’s Bay Mine Expansion project completion

Rio de Janeiro, December 3rd, 2024 – Vale S.A. (“Vale” or “Company”) announces that it has completed construction and commissioning of the Voisey’s Bay Mine Expansion (VBME) Project. The expansion transitioned Voisey’s Bay from open pit to underground mining. The project involved the development of two underground mines – Reid Brook and Eastern Deeps – which will deliver ore for processing at the company’s Long Harbour refinery, one of the lowest-emission nickel processing plants in the world.

The project’s production capacity is around 45 ktpy of nickel with another 20 ktpy of copper and 2.6 ktpy of cobalt as by-products, and the full ramp-up is expected by the second half of 2026. The project completion also represents a crucial milestone for enhancing the competitiveness of our Canadian operations and will contribute to reducing unit costs in the nickel business segment.

This project underscores Vale Base Metals’ commitment to serve as a catalyst for social and economic growth including local employment, procurement, capacity-building, Indigenous partnerships, and shared benefits for our stakeholders. Voisey’s Bay entered production in 2005 and, with the completion of the expansion project, will continue to be an important engine of regional economic growth. The sustainably-produced, responsibly-sourced nickel, copper and cobalt products will help meet future customer demand as the industry seeks to reduce greenhouse gas emissions and to lower carbon footprints.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 3, 2024		Director of Investor Relations